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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                             Tide West Oil Company
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   886355403
                     --------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [X].   (A fee
is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 pages
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--------------------                                          -----------------
CUSIP No.  886355403                  13G                     Page 2 of 4 Pages
--------------------                                          -----------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Douglas J. Flint
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    5    SOLE VOTING POWER
   NUMBER OF

    SHARES               498,375
                 ---------------------------------------------------------------
  BENEFICIALLY      6    SHARED VOTING POWER

    OWNED BY
                         -0-
     EACH        ---------------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER
   REPORTING

    PERSON
                         498,375
     WITH        ---------------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER


                         -0-
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     498,375
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [X]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     5.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 2 of 4 pages
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CUSIP NO. 886355403                   13G                     Page 3 of 4 Pages


Item 1.   (a)   Name of Issuer:  Tide West Oil Company
------          --------------

          (b)   Address of Issuer's Principal Executive Offices:
                -----------------------------------------------

                6666 South Sheridan Road, Suite 250
                Tulsa, Oklahoma 74133-1750.

Item 2.   (a)   Name of Person Filing:  Douglas J. Flint
------          ---------------------
          (b)   Address of Principal Business Office:
                ------------------------------------

                6666 South Sheridan Road, Suite 250
                Tulsa, Oklahoma 74133-1750.

          (c)   Citizenship:  United States
                -----------

          (d)   Title of Class of Securities: Common Stock, par value $.01 per
                ----------------------------
                share

          (e)   CUSIP Number:  886355403
                ------------

Item 3.   If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
------    -------------------------------------------------------------------
          check whether the person filing is a:
          -------------------------------------

     Not Applicable

Item 4.   Ownership.
------    ---------

     (a)  Amount Beneficially Owned:  498,375 shares*

     (b)  Percent of Class:  5.0%

     (c)  Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote:  498,375*

          (ii)   shared power to vote or to direct the vote:  -0-

          (iii)  sole power to dispose or to direct the disposition of: 498,375*

                               Page 3 of 4 pages
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CUSIP NO. 886355403                   13G                     Page 4 of 4 Pages


          (iv) shared power to dispose or to direct the disposition of:  -0-
     __________
     * Includes (A) 10,000 shares owned by the reporting person which are subject to a currently exercisable purchase option, (B) 110,000 shares subject to stock options which are currently exercisable at $7.00 per share, (C) 7,875 shares subject to stock options which are currently exercisable at $8.125 per share, and (D) 40,000 shares subject to stock options which are currently exercisable at $10.00 per share, and excludes 8,000 shares which the reporting person transferred to his wife as custodian for their children and as to which the reporting person disclaims beneficial ownership.

Item 5.   Ownership of Five Percent or Less of a Class.
------    --------------------------------------------

     Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
------    ---------------------------------------------------------------

     Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
------    ----------------------------------------------------------------------
          Security Being Reported on By the Parent Holding Company.
          --------------------------------------------------------

     Not Applicable

Item 8.   Identification and Classification of Members of the Group.
------    ---------------------------------------------------------

     Not Applicable

Item 9.   Notice of Dissolution of Group.
------    ------------------------------

     Not Applicable

Item 10.  Certification.
-------   -------------

     Not Applicable

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 1996            /s/ Douglas J. Flint
                                ------------------------
                                        Douglas J. Flint

                               Page 4 of 4 pages